LEVY & DRONEY, P. C.
Pond View Corporate Center
74 Batterson Park Road
Farmington, CT 06032

April 7, 2006

Mr. Russell Mancuso, Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C. 20549

                RE: DiaSys Corporation - SEC File No. 1-16285

Dear Mr. Mancuso:

                This letter is in response to your letter of December 20, 2005 addressed to Mr. Gregory Witchel, Chief Executive Officer of DiaSys Corporation (the "Company"). This firm represents DiaSys Corporation.

                We have reviewed the matters addressed in your letter with Company management and representatives of the Company's independent registered public accountant and our responses are based upon such discussions.

                Concurrently herewith, we are filing Amendment No. 1 (the "Amendment") to the Company's Annual Report on Form 10-KSB for its fiscal year ended June 30, 2005.

                Comments addressed to the Company's Quarterly Reports on Form 10-QSB were addressed in the context of the Company's Quarterly Report on Form 10-QSB for its fiscal quarter ended December 31, 2005, filed on February 14, 2006.

Please note that the individual responses are numbered to correspond with the comments raised in your letter.

Form l0-KSB for the fiscal year ended June 30. 2005

Item 1. Description of Business. page 1

1.	Describe the 2003 change in control and the relationships of the parties involved.

                A reference to the change in control has been added. More complete Disclosures regarding the 2003 change in control were made in prior filings. The transactions in question occurred approximately three years ago and the Company believes that the details of such transactions have no continuing relevance.

2.	Please refer to the first bullet of prior comment 2. Please be advised that comments, if any, concerning your confidential treatment application will be issued in a separate letter.

Acknowledged

3.	Please address the third bullet of prior comment 2 fully.

                Marked copies of relevant pages will be supplied informally. We note that the Company does not believe that all agreements referred to in the text of the 10-KSB are required to be filed as exhibits.

4.	Please refer to prior comment 3 and prior comment 29. Please tell us why you did not add disclosure concerning the following:

- Your announcement in February 2005 about your agreement with Grupo Mex Lab and that the Mexican market "represents a significant opportunity;"

- Your announcements in 2004 about your agreements with Repreclin and Tecnodiagnsostica that "the market in Venezuela is highly attractive" and that Costa Rica represents an "important opportunity;"

- Your announcements in May and December 2004 and January 2005 concerning agreements with distributors; and

- Your May 24, 2004 and May 26, 2004 press releases, such as "Assuming 20% market acceptance and penetration, we can conservatively estimate annual potential revenues to the company of about $18 million per year."

                Regarding the Mexican market, the Grupo Mex Labs relationship has not resulted in substantial sales. The Management continues to believe that Mexico represents an important market. Additional disclosure has been added on Page 5. The Company subsequently entered into an agreement with a different distributor in Mexico.

                Regarding the January 24, 2005 announcement of progress in Chile and other Latin American countries, while the Company continues to believe that Chile represents an important market for the Company's products, such potential was not realized in the 2005 fiscal year. Additional disclosure has been added to mention distribution arrangements in Chile, Costa Rica and Venezuela.

                The Company included a general description of its business and business prospects at the time the Annual Report was filed in October 2005. In some cases, the subject matter of the prior announcements had been superseded in importance by subsequent events. The Company continues to believe that revenues from Latin America will be substantial.

Point of Care, page 4

5.	Please clarify what you mean by "PCT filings," and disclose the significance of the filings.

                The reference was intended to be to patent applications filed with the United States Patent & Trademark office. The language has been corrected in the Amendment.

Sales, Marketing and Distribution, page 4

6.	We note your disclosure that you have "terminated 3 U.S. regional sales managers in the beginning of the fourth quarter." We also note identical disclosure in your Form 10-KSB for the previous fiscal year. Did you terminate three sales managers in the fourth quarter of the last two fiscal years? Please avoid inappropriately copying disclosure from previous filings.

                The Company did, in fact, terminate three sales managers in the fourth quarters of each of its 2004 and 2005 fiscal years. Accordingly, the disclosure is correct.

Strategic Relationships, page 5

7.	Please tell us why you do not provide disclosure about your relationship with Bayer.

The Company does not believe that its relationship with Bayer continues to be material to its business and has therefore omitted discussion of this relationship. In fact, the underlying agreement lapsed and has not been renewed.

8.	Please file the agreements mentioned in this section.

                The contracts involved were made in the ordinary course of business and are not required to be filed pursuant to Item 601(10) of Regulations SB. The Company is not materially dependent on one contract or strategic relationship.

Equity Compensation Plan Information as of June 30, 2005, page 13

9.	Please refer to prior comment 6. Please tell us why your 2004 Form 10-KSB referred to plans not approved by shareholders.

                In 2004, specific arrangements were made to compensate the Chairman and the Chief Executive Officer through the issuance of shares as compensation for services rendered during the fiscal year ended June 30, 2004. No such arrangements were made with respect to the 2005 fiscal year. The Company's 2004 Stock Option and Award Plan was previously filed as part of the Company's definitive proxy statement filed on July 20, 2004. For convenience of reference, such Plan has been re-filed as Exhibit 10.23 to the Amendment.

Recent Issuances of Unregistered Securities, page 13

10.	We reissue prior comment 7 as it applied to your previous disclosure. Your disclosure regarding past transactions must comply fully with the requirements of Regulation S-B Item 701.

                The Amendment includes disclosure of all sales of unregistered securities during the past 3 fiscal years.

11.	Please tell us where you have provided the disclosure required by Item 701 of Regulation S-B for each of the fiscal 2005 issuances mentioned on page 31.

                The following table correlates the stock issuance items listed in the Consolidated Statement of Changes in Stockholders Equity for the fiscal year ended June 30, 2005 to the listing of transactions under "Recent Issuances of Unregistered Securities" for that fiscal year. The 712,250 shares were issued to Icon Investors in a registered transaction and so were not required to be disclosed as an Item 701 transaction.

Financial Statement Item	# Shares	Paragraph under the heading For Fiscal Year Ended 6/30/05
Conversion of accrued payroll	241,818	1st paragraph under heading
Stock compensation award	148,829	2nd paragraph under heading
Stock compensation award	33,332	3rd paragraph under heading
Stock compensation award	50,000	5th paragraph under heading
Stock compensation award	75,000	8th paragraph under heading
Conversion of notes payable	1,426,358	4th paragraph under heading
Conversion of notes payable	135,513	6th paragraph under heading
Sale of Common Stock	1,250,000	7th paragraph under heading
Sale of Common Stock	715,250	Not Applicable

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 13

Liquidity and Capital Resources, page 14

12.	You disclose that you engaged a third party to complete development of the Bence Jones protein technology. Tell us about the significant terms of this arrangement, specifically focusing on the terms for compensation. Unless insignificant, please make disclosure about the nature, terms and extent of any financial commitment under the arrangement with the third party research firm.

                The arrangement contemplated the completion of development without compensation by a prospective manufacturer of the equipment in exchange for an understanding that such person might be engaged to manufacture the equipment. Accordingly, there was no out-of-pocket cost or financial commitment by the Company.

Financial Condition, page 15

13. .	Please refer to prior comment 8. Please provide sufficient disclosure for investors to appreciate your cost of capital and the trends during the period addressed. For example, discuss the terms of the securities issued or issuable, including any discounts to the market price of your securities.

                Additional disclosure has been provided regarding the sources of funds provided to meet operating deficits. Discussions regarding the terms of specific financing transactions appear elsewhere in the document. No securities were issued at a discount; however, in some cases investors were issued warrants or other compensation as an inducement to their investments. Additional disclosure has been added.

Net Sales, page 16
14.	Quantify the increase in sales from your major customer. Also, discuss the reasons for the changes in sales to other customers. For example, given your announcement of new agreements, it is unclear why sales to other customers have not changed. It is also unclear what trends the various products mentioned in Item 1 are experiencing. Please likewise expand the disclosure in your Form 10QSB for the period ended September 30, 2005.

                The Company does not disclose specific sales figures for individual customers. There is a substantial lag time between the development of distribution arrangements and the receipt, fulfillments and invoicing of actual orders. Additional disclosure has been made on Form 10KSB/A.

Gross Profit and Gross Profit Margins, page 16

15.	Despite an increase in sales for fiscal 2005, we see that your gross profit margin decreased from 56% in fiscal year 2004 to 49% in fiscal year 2005. However, MD&A does not provide a clear explanation of the factors responsible the deterioration of your gross margin in 2005. Please expand to identify and describe the factors responsible for the deterioration of your gross margin in 2005.

                Consistent with the Company's significant accounting policies, $51,000 of inventory of discontinued products was not included in year-end inventory. In addition, the Company incurred freight costs in connection with the relocation of manufacturing operations to Workingham, England. Additional language has been added to this section.

16.	As a related matter, you indicate that you initiated a restructuring action in the fourth quarter of 2005. Under that action, you appear to have consolidated both manufacturing and assembly functions, and sales support and administration in the UK. We also see from a Form 8-K dated September 15, 2005 that the consolidation of operations resulted in a 32% reduction in overall staffing. Financial statement and MD&A disclosures about restructuring plans should conform to SFAS 146 and SAB Topic 5-P. Please expand to provide all of the relevant disclosures. If you believe disclosure is not required under that guidance, please support your assertion in detail.

                The consolidation of operations by itself did not result in a 32% reduction in overall staffing. The Company's 8-K disclosed that the Company has completed the consolidation of its manufacturing operations. Such consolidation, together with other staffing changes, has resulted in a 32% reduction in overall staffing. No liabilities were created during the course of consolidation and any changes incurred were deemed by the Company to be immaterial.

Research and Development, page 16

17.	Please expand the disclosure on pages 3-4 of the Products section to discuss the new workstation.

                Additional language has been added to this section.

Controls and Procedures, page 17

18.	Please amend the appropriate filings to address the concerns raised by previous comments 10 and 11.

                Additional language has been added.

19.	Please disclose any changes in your internal control over financial reporting during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please similarly revise your disclosure in your Form 10-QSB for the period ended September 30, 2005.

                As disclosed, the Company believes that its internal controls are adequate and has made no changes.

Item 9. Directors and Executive Officers of the Registrant, page 19

20.	Please refer to prior comment 13. Please provide the disclosure required by Item 406(a) of Regulation S-B.

                The required information has been included. The exhibit table has been revised to include a reference to the Code of Ethics and Business Conduct previously filed as Exhibit 14 to Amendment No. 1 to the Company's Annual Report on Form 10-KSB filed with the Commission on June 30, 2005. A copy of the Code of Ethics and Business Conduct is also posted on the Company's web site: www.DiaSys.com.

Item 10. Executive Compensation, page 19

21.	Please provide all disclosure required by Regulation S-B Item 402, including a summary compensation table with disclosure for your last three completed fiscal years.

                Additional information has been included in this section. During the past two fiscal years, no person has received compensation in excess of $100,000 per year.

22.	Please reconcile the number of option grants reflected in the summary compensation table with the number in the option grants table.

                The option grants have been added to the Summary Compensation Table.

                The stock option table has been revised to reflect only stock options granted to the Chief Executive Officer.

23.	Please provide the year-end option value table required by Regulation S-B Item 402(d).

                The table has been provided.

Item 12. Certain Relationships and Related Transactions, page 21

24.	Please refer to prior comment 15. Please expand the table in response to prior comment 25 of our March 18, 2005 letter to address the documents evidencing the transactions described in the disclosure incorporated by reference in your Form 10-KSB for fiscal 2004.

                Additional exhibits have been filed evidencing transactions with directors and officers during the fiscal year ended June 20, 2004. The table included with our July 14, 2005 response letter has been re-inserted below and expanded to include the additional exhibits.

                 Exhibit #                 Document Description

10.6	Loan and Security Agreement dated as of August 12, 2004 between the Registrant and Morris Silverman
10.7	Indemnification and Mutual Contribution Agreement dated as of August 12, 2004 among Morris Silverman, Gregory Witchel, Robert M. Wigoda, Howard M. Bloom, Jeffrey B. Aaronson and the Registrant
10.8	Convertible Promissory Note dated as of August 12, 2004 payable to Morris Silverman in the amount of $475,000
10.9	Convertible Promissory Note dated as of September 9, 2004 payable to Morris Silverman in the amount of $120,316.47
10.10	Personal Guaranty Agreement of Gregory Witchel dated as of August 13, 2004
10.11	Personal Guaranty Agreement of Robert M. Wigoda dated as of August 13, 2004
10.12	Personal Guaranty Agreement of Howard Bloom dated as of August 13, 2004
10.13	Personal Guaranty Agreement of Jeffrey B. Aaronson dated as of August 13, 2004
10.24	$50,000 Convertible Promissory Note of the company dated August 27, 2003 payable toHoward Bloom (2)
10.25	$100,000 Promissory Note of the company dated February 3, 2004 payable to MorrisSilverman (2)
10.26	Common Stock Purchase Warrant for 150,000 shares dated February 3, 2004 issued toMorris Silverman (2)
10.27	$50,000 Promissory Note of the Company dated February 3, 2004, payable to GregoryWitchel (2)
10.28	Common Stock Purchase Warrant for 75,000 shares issued to Gregory Witchel (2)
10.29	$50,000 Promissory Note of the Company dated February 3, 2004, payable to Jeffrey B.Aaronson (2)
10.30	Common Stock Purchase Warrant for 50,000 shares issued to Jeffrey B. Aaronson (2)
10.31	Loan and Security Agreement, dated as of November 1, 2004 by and among the Company, Morris Silverman and Gregory Witchel (2)
10.32	$100,000 Promissory Note of the company dated November 1, 2004 payable to Morris Silverman (2)
10.33	$100,000 Promissory Note of the company dated November 1, 2004 payable to Gregory Witchel (2)
10.34	$50,000 Promissory Note of the company dated November 29, 2004 payable to Morris Silverman (2)

25.	Please explain the purpose and terms of the July 16, 2004 Settlement Agreement and General Release. File the agreement as an exhibit.

                The terms of the July 16, 2004 Settlement Agreement and General Release were described in the press release filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Commission on July 19, 2004 and in Note 14 to the Company's audited financial statements filed with its Annual Report on Form 10-KSB for its fiscal year ended June 30, 2004.

                 The Settlement Agreement and General Release was filed as Exhibit 10.2 to the Company's Amended Current Report on Form 8-K filed with the Commission on July 20, 2004.

26.	Please tell us where you have filed the documents evidencing the transactions mentioned in the first three full paragraphs of your related-party disclosure on page 22.

                 The following table identifies filing of the documents in question.

Exhibit #	Document Description
10.6	Loan and Security Agreement dated as of August 12, 2004 between the Registrant and Morris Silverman
10.7	Indemnification and Mutual Contribution Agreement dated as of August 12, 2004 among Morris Silverman, Gregory Witchel, Robert M. Wigoda, Howard M. Bloom, Jeffrey B. Aaronson and the Registrant
10.8	Convertible Promissory Note dated as of August 12, 2004 payable to Morris Silverman in the amount of $475,000
10.9	Convertible Promissory Note dated as of September 9, 2004 payable to Morris Silverman in the amount of $120,316.47
10.10	Personal Guaranty Agreement of Gregory Witchel dated as of August 13, 2004
10.11	Personal Guaranty Agreement of Robert M. Wigoda dated as of August 13, 2004
10.12	Personal Guaranty Agreement of Howard Bloom dated as of August 13, 2004
10.13	Personal Guaranty Agreement of Jeffrey B. Aaronson dated as of August 13, 2004

27.	Disclose the terms of the November 1, 2004 loans. Also clarify why the issuers of the loans would also "personally guarantee" them.

                 Disclosure of these items has been substantially revised to correct the description of the loans. The issuers did not personally guaranty the loans.

28.	Please clarify the relationship between you and the public relations firm. Also disclose the number of shares issued to the firm, the duration of the agreement, and the nature of the services to be provided.

                 There is no relationship with the public relations firm and disclosure of such transaction has been deleted from this section. Disclosure of the issuance of shares to such firm has been retained under "Recent Issuances of Unregistered Securities".

29.	With a view toward clarified disclosure, please identify to us each person who is a creditor for the $400,000 "loans payable from shareholders" indicated on your balance sheet. Include the date of issuance of the loan, where you have disclosed the terms of the transaction, and the exhibit number of the controlling documents.

                 The loans payable from shareholders include the following:

Shareholder	Loan Date	Amount of Loan	Page # of 10-KSB/A	Related Exhibit #
Morris Silverman	11/1/04	$100,000	26	10.24
Gregory Witchel	11/1/04	$100,000	26	10.24
Michael Vender	6/16/03	$50,000	N/A	N/A
Howard Freeberg	5/11/03	$150,000	N/A	N/A

Total		$400,000

                 Messrs. Vender and Freeberg did not own substantial shares of company stock and no separate disclosure was made regarding their loans.

Section 16(a)

30.	Please refer to prior comment 16. Please provide us with a table that supports your belief that transactions by your officers and directors have been reported. The table should address the transactions discuss on pages 9 and 10 of your July 2004 proxy and include specific dates when the transactions were reported under Section 16.

                 Additional disclosure has been added to include the transaction previously included in the proxy statement, as well as subsequent transactions.

Report of Independent Registered Public Accounting Firm, Page 28

31. .	Please amend the second paragraph of the audit report to refer to the standards of the PCAOB. Refer to PCAOB Auditing Standard No. 1.

                 The audit report has been revised.

Patent Costs, page 34

32.	Refer to prior comment 22 from our letter dated August 12, 2005. We do not see that you have disclosed the estimated aggregate amortization expense for each of the five succeeding fiscal years as required by paragraph 45 of SFAS 142. Please revise your filing to include the required disclosure. Additionally, please also revise to specifically identify the useful life in years and to disclose the basis for assuming that the useful life for SFAS 142 purposes is the remaining life of the patents.

                 Additional disclosure has been provided.

Note 14. Common Stock, page 41

33.	We note your response to prior comments 24 and 25 from our letter dated August 12, 2005. Please expand to make clear disclosure about the terms and conditions of the related party borrowings totaling $400,000 as of June 30, 2005. For instance, you should specifically address due dates, repayment terms, security, conversion terms and interest.

                 Of this amount, $200,000 represents borrowings from Morris Silverman and Gregory Witchel disclosed under "Certain Relationships and Transactions. The disclosure includes the specific terms of such borrowings, including due dates, repayment terms, security, conversion terms and interest. The remaining $200,000 represents arms-length loans made by the stockholders, none of whom holds more than 5% of the Company's stock.

34.	As a related matter, with respect to the warrants and stock issued for services or in connection with your financing transactions, please disclose how you determined the fair value of the instruments granted, including identification of the model(s) applied and significant assumptions. As well, when you issue stock or debt with warrants (or other equity instruments) the disclosure should also address how you allocated the proceeds to each feature. Please expand.

                 The issuances of Warrants and Stock for services rendered were based upon management's business judgment of appropriate compensation. In the case of stock, such valuations were based upon the trading price of the Company's shares on the American Stock Exchange at the time such transactions were entered into. In the case of Warrants issued with debt, the Company valued said warrants using the Black Scholes option pricing model.

35.	Please provide us copies of the agreements underlying the cash sales of equity during fiscal 2005 and to-date during fiscal 2006, including agreements addressing the terms and conditions of any warrants issued in the transactions.

                 To the extent not filed as exhibits, copies of these documents are being supplied informally to the Commission staff.

Signatures

36.	Please note that your controller or principal accounting officer must sign the filing. Any person who occupies more than one of position must indicate each capacity in which he or she signs the report. See General Instruction C.2 to Form 10-KSB.

                 Additional information has been added to the signature line to confirm that the Chief Financial Officer is the principal financial officer.

Form 10-QSB for the fiscal quarter ended September 30, 2005 Gross Profit, page 9

37.	Please explain why your profit decreased at a rate greater than your decrease in sales.

                 The reduction of an insignificant amount of $9,445 expense recorded in the Company's cost of sales would provide for a similar percentage decrease in both gross profit and sales.

Selling, General & Administrative, page 9

38.	Please discuss the restructuring that resulted in decreased costs. From your revised disclosure, investors should be able to evaluate the sustainability of the cost reductions and the potential effect on your business, including your competitive position.

                 Please note disclosures contained in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2005.

Recent Sales of Unregistered Securities, page 11

39.	We note your recent sales of unregistered securities. Please provide us your analysis of whether these transactions should have been reported under Item 3.02 of form 8-K. If so, please confirm your understanding of the effect of the failure to file Form 8-K on your eligibility to use short-form registration statements.

                 The transactions were described in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2005. The Company will file a current report on Form 8-K to report its private placement of securities made in the fall of 2005.

40.	Please tell us where you have provided the disclosure required by this Item for the warrant sales mentioned on pages 5 and 8.

                 The Company as not sold any warrants other than as disclosed.

41.	Please disclose the facts relied upon to make each cited exemption from registration available. See Regulation S-B Item 701(d).

                 In each case, the sales of securities were made either to (i) senior management, in which case such sales were exempt from the registration requirement pursuant to Section 4(2) of the Securities Act of 1933 (the "Securities Act") or (ii) entirely to accredited investors, in which case the transactions were exempt from registration pursuant to Rule 506 under the Securities Act. In the case of each sale, the investor made written representation to the Company that he or she was an accredited investor, within the definition spelled out in such representation. The Company did not accept investment from persons who were unable to make such representation.

Exhibits

42.	Please submit certifications that do not alter the language required by Regulation S-B Item 601(b)(31). For example, we note the change you made in paragraph 4(b) of the certification.

                 The certifications have been corrected to conform to the requirements of Item 601(b)(31).

Sincerely yours,

S/ RICHARD T. KEPPELMAN
Richard T. Keppelman